FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November, 2008

Commission File Number 1-11080

THE ICA CORPORATION
(Translation of registrant's name into English)

Minería No. #145
11800 México D.F.
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....☒.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...☒...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

PRESS RELEASE

ICA CONSORTIUM AWARDED Ps. 9,596 MILLION CONTRACT FOR BUILDING
THE EASTERN DISCHARGE TUNNEL FOR MEXICO CITY FLOOD CONTROL

Mexico City, November 25, 2008 – Empresas ICA, S.A.B de C.V. (BMV and NYSE: ICA) announced the signing of a contract for Ps. 9,596 million, excluding value added tax, for the construction of the Eastern Discharge Tunnel (Túnel Emisor Oriente) to increase drainage capacity in the Mexico City region and prevent flooding during the rainy season. The National Water Commission, the government of the Federal District, and the government of Mexico State, through Trust 1928, assigned the contract directly to Constructora Mexicana de Infraestructura Subterránea, S.A. de C.V. (COMISSA) in accordance with the Law on Public Works and Related Services, after taking into account the urgent need for the project and the latent risk and emergency flooding situation arising from the existing drainage system as well as the technical skill and experience of the companies making up the consortium. The consortium is made up by: ICA’s civil engineering subsidiary, Ingenieros Civiles Asociados, S.A. de C.V., Carso Infraestructura y Construcción, S.A.B. de C.V. (CICSA), Construcciones y Trituraciones, S.A. de C.V. (COTRISA), Constructora Estrella, S.A. de C.V. (CESA), and Lombardo Construcciones, S.A. de C.V. (LOMBARDO) ICA will consolidate Ps. 3,898 million of the project.

Construction work has begun on the project. The fixed-term public works contract has both unit price and fixed price components, and is scheduled to be completed in September 2012.

The project includes the construction of a 62km tunnel with a finished diameter of 7m, and a capacity of 150m3 of water per second. The project also includes the construction of 24 access shafts with depths of between 30 and 150m, seven of which have 16m diameters and the rest 12m. The tunnel will start at the border of the Federal District and Ecatepec, run along one side of Lake Zumpango, and terminate in El Salto, Hidalgo. The project will use six shield tunneling machines designed and fabricated specifically for this project.

The Eastern Discharge Tunnel is a key project for ensuring the environmental sustainability of Mexico City and is expected to increase substantially the drainage capacity in the Valley of Mexico and allow for the normal maintenance of the existing deep drainage system, and thereby avert the risks of flooding during the rainy season.

This press release may contain projections or other forward-looking statements related to ICA that involve risks and uncertainties. Readers are cautioned that these statements are only projections of future events based on assumptions and estimates ICA believes to be reasonable,

For more information contact:
Alonso Quintana (5255) 5272 9991 x 3653 alonso.quintana@ica.com.mx	In the United States: Zemi Communications
Paloma Grediaga (5255) 5272 9991 x 3664 paloma.grediaga@ica.com.mx	Daniel Wilson (212) 689 9560 dbmwilson@zemi.com
Berenice Muñoz (5255) 5272 9991 x 3678 berenice.munoz@ica.com.mx but these projections may differ materially from actual future results or events. Factors that could cause actual results to differ materially and adversely include, but are not limited to: changes in general economic, business or political or other conditions in Mexico or changes in general economic or business conditions in Latin America, changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies, increased costs, unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms. Readers are referred to the documents filed by ICA with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to ICA on the date hereof, and ICA assumes no obligation to update such statements.

Empresas ICA, S.A.B. de C.V. was founded in 1947. ICA’s principal lines of business are civil and industrial construction and engineering; housing; and infrastructure operations, including airports, toll roads, and municipal services. For more information please visit www.ica.com.mx.

INVESTOR RELATIONS	www.ica.com.mx	2/2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 26, 2008

Empresas ICA, S.A.B. de C.V.
/s/ JOSE LUIS GUERRERO ALVAREZ
Name: José Luis Guerrero Alvarez
Title: Chief Executive Officer